



06007042



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/29/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42130

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2005** AND ENDING **December 31, 2005**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northbridge Financial Services
           f/k/a Hans, Christian, Anderson, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

3650 West Liberty Road
(No. and Street)

Ann Arbor	**Michigan**	**48103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Andrew C. Hans   **(734) 994-4100**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mathews, Reich, Perna & Rottermond, P.C.

(Name – if individual, state last, first, middle name)

30100 Telegraph Road, Suite 268,	**Bingham Farms**	**Michigan**	**48025**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Andrew Christian Hans_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc.__, as of __December 31_____, 20_05____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHBRIDGE
FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN,
ANDERSON, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2005

AND

INDEPENDENT AUDITORS' REPORT



M R P R

MATHEWS, REICH, PERNA & ROTTERMOND P.C.

CERTIFIED PUBLIC ACCOUNTANTS
30100 Telegraph Road, Suite 268, Bingham Farms, Michigan 48025
(248) 642-2002   Fax (248) 642-0680

INDEPENDENT AUDITORS' REPORT

Board of Directors
Northbridge Financial Services
f/k/a Hans, Christian, Anderson, Inc.
Ann Arbor, Michigan

We have audited the accompanying statement of financial condition of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc., (an S Corporation) as of December 31, 2005, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of changes in liabilities subordinated to claims of creditors, computation of net capital and computation of aggregate indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bingham Farms, Michigan
February 17, 2006

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

FOR THE YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents - Note 1	$ 39,259
Marketable securities - Notes 1 and 2	5,348
TOTAL ASSETS	$ 44,607

LIABILITY AND SHAREHOLDER'S EQUITY

Liability - Accrued withholding and payroll taxes	$ 7,212
Shareholder's equity:	
Common stock, $1 stated value; authorized, 50,000 shares; issued and outstanding, 100 shares	100
Additional paid-in capital	26,005
Retained earnings	11,290
Total shareholder's equity	37,395
TOTAL LIABILITY AND SHAREHOLDER'S EQUITY	$ 44,607

See Notes to Financial Statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Fees for administrative services - Note 4	$ 60,362
Interest and dividends	374
Total revenues	60,736
EXPENSES:	
Salaries and other employment costs for voting stockholder officer	27,212
Accounting and auditing fees	3,027
Registration and membership	6,516
Bank charges and other	327
Total expenses	37,082
OPERATING INCOME	23,654
OTHER INCOME:	
Unrealized appreciation - marketable securities - Note 2	665
NET INCOME	$ 24,319

See Notes to Financial Statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
BALANCE (DEFICIT), AT BEGINNING OF YEAR	100	$ 100	$ 24,568	$ (13,029)	$ 11,639
NET INCOME	—	—	1,437	24,319	25,756
BALANCE, AT END OF YEAR	100	$ 100	$ 26,005	$ 11,290	$ 37,395

See Notes to Financial Statements.

-3-

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 24,319
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized appreciation - marketable securities	(665)
Increase in accrued payroll and withholding taxes	7,212
Net cash provided by operating activities	30,866
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	1,437
INCREASE IN CASH	32,303
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,956
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 39,259

See Notes to Financial Statements.

NOTE 1 - Summary of Significant Accounting Policies

Organization - Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. was incorporated February 2, 1990 for the purpose of doing business as a broker-dealer. The Company is a member of the National Association of Securities Dealers (NASD). The Company clears all of its securities transactions with and for customers on a fully disclosed basis.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expenses recognition - During 2005, revenues consisted generally of fees for account supervision, investment advisory and administrative services recorded as they are earned. Expenses are recorded as they accrue.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(i).

SIPC assessment accountant's report - Because the Company's revenues are less than $500,000, the supplemental accountant's report required by SEC Rule 17A-5(e)(4), relative to SIPC assessments, is not required.

Income taxes - The Company and its shareholder has elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholder. Because of this election, Federal income taxes are not provided for in the accompanying financial statements.

Cash and cash equivalents - The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalent. At December 31, 2005, cash includes cash in bank accounts ($6,748), bank certificates of deposit ($32,161) and money market funds at a brokerage firm ($350).

Marketable securities - Marketable securities are considered as trading securities and are carried at market value.

NOTE 2 - Marketable Securities

At December 31, 2005, marketable securities consist of the following:

	Number of Shares	Original Cost	Market Value	Historical Unrealized Gain (Loss)	2005 Gain
Compuware Corp..	200	$ 2,452	$ 1,794	$ (1,158)	$ 500
Intel Corp.	100	2,696	2,496	(357)	157
Siebel Systems, Inc.	100	2,720	1,058	(1,670)	8
Total		$ 7,868	$ 5,348	$ (3,185)	$ 665

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

In accordance with the "Uniform Net Capital Rule" investments held at broker dealers are considered as non-allowable assets unless the broker dealer provides a letter allowing the Company to use the investments as part of net capital (PAIB accounts). At December 31, 2005, the Company has permission to include equities with a market value of $5,348 held at Harris Direct LLC as available for net capital purposes.

At December 31, 2005, the Company has excess net capital of $31,586 and no liabilities.

NOTE 4 - Related Party Transactions

During 2005 the Company was allowed to extend its services to include accepting fees for administrative services. The Company earned such fees of $60,362 in 2005 for services to an employee benefit trust 401(k) plan of the sponsoring organization where the stockholder/owner of Northbridge is an officer, but not a trustee of the plan.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
AS OF DECEMBER 31, 2005

BALANCE AT BEGINNING OF YEAR	$ 0
LIABILITY - ACCRUED WITHHOLDING AND PAYROLL TAXES	7,212
BALANCE AT END OF YEAR	$ 7,212

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2005

NET CAPITAL:
Shareholders' equity

$ 37,395

DEDUCT:
Haircut on security

809

NET CAPITAL

36,586

MINIMUM REQUIRED NET CAPITAL

5,000

EXCESS NET CAPITAL

$ 31,586

The above calculations of net capital agree in all material respects with the net capital as reported on the Company's December 31, 2005 Part IIA Focus Report.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE OF COMPUTATION OF
AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2005

NET CAPITAL	$ 36,586
LIABILITIES	$ 7,212
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	N/A



M R P R

MATHEWS, REICH, PERNA & ROTTERMOND P.C.

CERTIFIED PUBLIC ACCOUNTANTS
30100 Telegraph Road, Suite 268, Bingham Farms, Michigan 48025
(248) 642-2002   Fax (248) 642-0680

Board of Directors
Northbridge Financial Services
f/k/a Hans, Christian, Anderson, Inc.
Ann Arbor, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Bingham Farms, Michigan
February 17, 2006